Exhibit 99.2

Focus Media Appoints David Zhang as Independent Director; Receives Nasdaq Letter Regarding Listing
Requirements

SHANGHAI, China, October 1, 2007 — Focus Media Holding Limited (NASDAQ: FMCN”), China’s largest digital media group, announced that on September 28, 2007, Mr. David Ying Zhang was appointed to its board of directors as an independent director. Mr. Zhang is the managing director and head of the Beijing office of WI Harper, a private equity fund.

Mr. Zhang, 34, has been actively involved in the building, managing, fundraising and institutionalizing WI Harper’s Fund VI and has been responsible for investments in companies including Pollex, Cardiva, Celestry Designs, Focus Media and iKang Healthcare Services.  Mr. Zhang joined WI Harper in its San Francisco office in late 2001 and moved back to China in early 2003. Prior to joining WI Harper, Mr. Zhang was a senior venture associate with ABN AMRO Capital and was responsible for developing and executing various acquisition strategies for life sciences, information technology and Internet companies. Before joining ABN AMRO Capital, Mr. Zhang worked at Salomon Smith Barney, where he was responsible for analyzing, structuring and marketing companies in the Internet, software and semiconductor sectors.  Mr. Zhang was born in Shanghai, grew up in the United States and holds a M.S. degree in biotechnology and business from Northwestern University and a B.S. degree in biology and chemistry from California State University, San Francisco.

Jason Jiang, Chairman and CEO of Focus Media noted, “David brings significant knowledge and expertise about the media and finance industries in China. He is a valuable addition to our board as an independent director.”

With the appointment of Mr. Zhang, Focus Media’s board regains a majority of independent directors.

Focus Media also announced today that it received a letter from Nasdaq Listing Qualifications on September 28, 2007 stating that as a result of the appointment of David Zhang to its board of directors, Focus Media had regained compliance with the independent director requirements for continued listing on The Nasdaq Global Market set forth in Marketplace Rule 4350.  The letter from the Nasdaq noted that the Company’s 2006 annual report indicated that the Company had four independent and four non-independent directors, which does not comply with Nasdaq Marketplace Rule 4350.  The letter stated that, with the appointment of David Zhang to its board, Focus Media has regained compliance with Rule 4350.

 FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. This information may involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Although Focus Media believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is the largest digital media group in China, leading China’s digital out-of-home, mobile advertising and internet advertising markets. Based on audience-centric approach, Focus Media provides targeted advertising channels, powered by a broad portfolio of LCD, digital frame, wireless, internet and other new media technologies, which cover specific demographic groups and their daily activities, from office buildings to retail chain stores, residential buildings, shopping malls, golf country clubs, airports, and airport transit buses in China. As of June 30, 2007, Focus Media digital out-of-home had approximately 131,000 LCD display units and 161,400 advertising poster frames, installed in over 90 cities throughout China and 200 outdoor LED displays in Shanghai. Over 4,000 international and domestic advertisers have placed advertisements through our digital out-of-home advertising networks as of June 30, 2007. For more information about Focus Media, please visit our website at ir.focusmedia.cn..

Investor and Media contact:
Jie Chen
Tel: +86 21 32124661*6607
Email: ir@focusmedia.cn